Owens-Illinois, Inc. One Michael Owens Way Perrysburg, OH 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com

September 14, 2015

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed February 11, 2015

Response Dated July 7, 2015

File No. 1-9576

Dear Mr. Cash:

We are in receipt of the letter of the staff of the Division of Corporate Finance dated August 14, 2015, with respect to the above-referenced Annual Report on Form 10-K and the Company’s response on July 7, 2015, to the staff’s letter dated June 8, 2015 (the “July 7 response”).  The staff’s comments are set forth below in bold, followed by our response to each comment.

Please note that where referenced, the “Company” refers to Owens-Illinois, Inc.

Owens-Illinois, Inc. Form 10-K for the Year Ended December 31, 2014

Consolidated Financial Statements

13. Contingencies, page 86

1. We note your response to prior comment three from our letter dated June 8, 2015 regarding your asbestos-related liability, including your assertion that you cannot reasonably estimate a liability for claims not yet asserted for a period beyond the next three years because the amount of loss cannot be reasonably estimated. Please provide us a more comprehensive and specific explanation of how you actually determine the amount of asbestos-related costs you record each period. Please

John Cash

Securities and Exchange Commission

September 14, 2015

explain and discuss the specific information you use to determine liability amounts related to pending lawsuits, unasserted claims, and litigation expenses. Please ensure your response also addresses the following:

•                  The specific methods and information you use to estimate potential exposures, claims experience and loss accruals;

Response:

As disclosed in footnote 13 of the Company’s annual report on Form 10-K for 2014, the Company conducts a comprehensive review of its asbestos-related liabilities and costs on an annual basis, unless significant changes in trends or new developments warrant an earlier review.  This review is supervised by the Company’s Associate General Counsel and is conducted by the Company’s inside legal team, the Company’s national litigation managers, and several additional outside lawyers who have decades of experience representing the Company in asbestos-related litigation.  The annual review generally takes three to four months to complete and encompasses close examination of voluminous filing and disposition data, key developments in specific jurisdictions, thorough assessments regarding filing and disposition trends for specific plaintiffs’ firms, a wide range of litigation events, defense initiatives and strategies, and actual and likely legal outcomes.  The focus of the annual review is an assessment of the Company’s actual experience in the litigation, something that can be very difficult to discern in real time given the litigation’s national scope and complexity, and how well the Company has managed litigation trends and legal outcomes.  The annual review also attempts to look forward to anticipate future legal developments and the strategies necessary to meet an evolving litigation dynamic.  As part of this annual review, the Company’s legal team projects future asbestos-related liabilities over the next three-year period in part so that the Company can assess the financial implications of the ongoing litigation.  The legal team then advises senior management of the results of the review and provides a summary of the analysis to senior management, including the CEO and CFO, and to the Audit Committee for review and approval.  The Company’s comprehensive review of its asbestos-related liabilities and costs is referred to herein as its “annual legal review.”

Estimated Liability for Pending Claims

As part of its annual legal review, the Company estimates its liability for pending claims at year-end by conducting, among other assessments, the following analyses and using the following information:

•                  reviewing, reassessing and, if warranted, adjusting the estimated value of those claims that had been the subject of earlier annual legal reviews based on the factors described below;

•                  reviewing and assessing the estimated value of claims received in the current year that were not disposed by year-end;

John Cash

Securities and Exchange Commission

September 14, 2015

•                  reviewing and assessing the factors used to determine the estimated value of claims, including, but not limited to: the specific disease claimed; the jurisdiction in which the case is pending; the length of time the case has been pending in the judicial system; the plaintiffs’ firm that filed the case; the historical disposition averages for comparable claims filed by that plaintiffs’ firm; the existence of a trial date or a judgment; and the jurisdictional dynamics that could affect the estimated value of the case, such as the applicable law, the availability of legal and factual defenses, the identity and history of the judge or judges presiding over the matters, and the likelihood of prevailing in the trial court or at different levels of appeal.

Estimated Liability for Unasserted Claims

The Company’s annual legal review includes an estimation of the liability for asbestos claims not yet asserted against the Company but which the Company believes are likely to be asserted over the next three years (“unasserted claims”).

The Company estimates the liability for unasserted claims by conducting, among other assessments, the following analyses and using the following information:

•                  comparing the estimated value of the claims received in the current year with the estimated value of those claims made during the prior annual legal reviews;

•                  adjusting, if warranted, the estimated value of unasserted claims that have been the subject of earlier annual legal reviews;

•                  determining the estimated value of unasserted claims by:

•                  reviewing and assessing the historical filing data of the Company, including particularly the most recent data, including filing data by disease, by jurisdiction and by plaintiffs’ firm;

•                  reviewing and assessing the historical disposition data of the Company, including particularly the most recent data, including disposition data by disease, by jurisdiction and by plaintiffs’ firm;

•                  reviewing and assessing disposition estimates by the Company’s lawyers for the coming year;

•                  comparing the disposition estimates for the coming year with the actual results from the current and preceding years;

•                  reviewing and assessing litigation dynamics in key jurisdictions and with specific plaintiffs’ firms that could affect the estimated value of the unasserted claims;

John Cash

Securities and Exchange Commission

September 14, 2015

•                  reviewing the significant assumptions identified in the Company’s annual report on Form 10-K that underlie the Company’s asbestos liability, and assessing the validity of those assumptions over the next three-year period;

•                  reconsidering the factors that support the Company’s use of a three-year timeframe to estimate its asbestos liability, including assessing the estimated value of claims received in the current year with the values previously estimated in prior years (see discussion on pages 6-7);

The Company’s annual legal review is further informed by the periodic review of available information on asbestos disease incidence and mortality, asbestos filing trends and settlement averages, asbestos verdict results and appellate rulings, the propensity of asbestos disease victims to assert lawsuits and claims, and general reports on litigation trends and developments both nationally and in key jurisdictions. The Company also periodically communicates with other parties in the litigation, including co-defendants, other lawyers in the litigation, including both plaintiffs’ and defense counsel, and outside experts regarding asbestos litigation information and issues.

Estimated Liability for Litigation Expenses

The Company’s annual legal review includes an estimation of the legal defense costs that will likely be paid in connection with all claims over the next three years. The Company estimates these legal defense costs by conducting, among other assessments, the following analyses and using the following information:

•                  comparing the estimated legal defense costs from the prior annual legal reviews with the actual defense costs of the current year;

•                  adjusting, if necessary, the estimated legal defense costs that have been the subject of earlier annual legal reviews;

•                  reviewing and assessing the historical legal defense costs of the Company, including particularly the most recent data, including legal defense costs by jurisdiction, by plaintiffs’ firm, by case and by activity;

•                  reviewing and assessing litigation activity levels identified by the Company’s lawyers for the next three years to assess the likely level of legal services and resources necessary to manage the litigation during that period;

•                  assessing the Company’s historical filing and disposition data, including particularly the most recent data, to assess the likely level of legal services and resources necessary to manage the litigation as a whole over the next three-year period;

John Cash

Securities and Exchange Commission

September 14, 2015

•                  reviewing and assessing jurisdictional dynamics that may affect the level of legal services and resources necessary to manage the litigation in particular jurisdictions over the next three years;

•                  reviewing the most significant assumptions underlying the Company’s asbestos liability, and assessing the continuing validity of those assumptions and the level of legal services and resources necessary to support their continuing validity;

•                  How the information and nature of your claims experience differ from other entities with exposure to asbestos claims;

Response: The Company’s experience in the asbestos litigation is unique in several ways.  It has been a defendant in asbestos litigation for almost 40 years, far longer than most current defendants.  It made an asbestos insulation product only from 1948 to 1958, far earlier than most current defendants, and before many of the scientific developments that revealed the scope of asbestos health hazards.  Almost all of its co-defendants from the early days of the litigation, and virtually all of the asbestos insulation manufacturers, have gone bankrupt.  The duration, relative scale and cost of the asbestos litigation for the Company exceed that of other defendants currently in the litigation. These factors make the Company’s claims experience different from that of other entities with asbestos liability.

The Company is aware that other companies with asbestos liabilities use a broad range of time horizons to conduct their reserve analyses, and that some companies make no estimation of unasserted claims for any future period.  The Company is unable to assess what factors have driven the specific approaches chosen by other companies, but recognizes that different defendants have widely disparate litigation profiles and claims experience. The Company continues to believe that it is not able to reasonably estimate the liability for unasserted claims beyond a three-year period and this is supported by its decades of experience in the volatile environment of the asbestos litigation and a rigorous process that attempts to reasonably estimate the Company’s liability associated with alleged asbestos exposures that occurred over 57 years ago.

•                  The impact on you of other producers going out of business or filing for bankruptcy;

Response: In the Company’s July 7 response, we described the “Impact of Co-Defendant Bankruptcies on Claiming Patterns.” The “more aggressive claiming patterns” referenced in the response resulted in the Company receiving more claims, and particularly more claims with weaker evidence of exposure to Owens-Illinois asbestos insulation. During one such time in the early 2000s when many significant bankruptcies of asbestos product makers occurred, the number of annual new filings increased from around 11,000 in 1999 to over 30,000 in 2001. During this period, more claims and “increasing demands on the solvent defendants” also resulted in the Company paying substantially more annual cash from about $120 million in 1999 to over $240 million in 2001.

Bankruptcies remove from the tort system companies that have previously participated financially in the resolution of claims in which the Company is also a defendant.  As noted in

John Cash

Securities and Exchange Commission

September 14, 2015

the July 7 response, plaintiffs’ law firms responded to these bankruptcies by attempting to increase their settlements with solvent defendants, including the Company. These bankruptcies have in the past, and continue now, to adversely impact the Company. It is clear that the bankruptcies of most of the major manufacturers of asbestos products during the early 2000s increased the number of claims brought against the Company and the average cost of settling those claims. It is the Company’s belief that, had these bankruptcies not occurred, it would have experienced reduced asbestos liability.  Bankruptcies driven by asbestos liabilities continue, and the Company believes that there will likely be future bankruptcies that may impact the Company as described above.  This phenomenon continues to add uncertainty to the asbestos litigation environment and contributes to the Company’s inability to reasonably estimate the liability for unasserted claims beyond a three-year period.

•                  How and why you determined a three year time period to estimate losses for unasserted claims yields reliable estimates but time periods beyond three years cannot be reasonably estimated. Based on your discussion of the difficulties in predicting incidence rates because of significant year to year fluctuations in new filings, specifically address how and why you determined trends over longer time periods are not more appropriate; and

Response: To fully understand the Company’s current reserve analysis, it is important to revisit the challenges the Company has faced since it began accounting for this liability over two decades ago. The Company’s first asbestos reserve of $975 million in 1993 was intended to cover indemnity payments and legal defense costs associated with all outstanding and all future asbestos claims.  However, significant adverse litigation developments required the Company to reserve significant additional amounts in 1998 ($250 million), 2000 ($550 million), 2002 ($475 million) and 2003 ($450 million).

These developments in the asbestos litigation environment in the 2000-2003 time period caused the Company to consider an annual reserve assessment. As disclosed in its 2002 Form 10-K, the Company noted that its ability to reasonably estimate its asbestos liability had been significantly affected by the volatility of the litigation, and particularly by the growing number of co-defendant bankruptcies.  In 2002 alone, 11 significant co-defendants sought bankruptcy protection, dramatically impacting the Company’s future liability and causing the Company to conclude in 2003 that its prior practice of conducting episodic reviews of its asbestos liability was no longer appropriate.

Beginning in 2003, the Company reported in its public disclosures that it expected to conduct a comprehensive review of its asbestos liability on an annual basis using a reserve period of several years. The Company changed its approach because it believed (and continues to believe) that an annual legal review process was preferable to the large episodic charges from the preceding ten year period.  The Company’s experience since that time continues to confirm that the attempt to reasonably estimate the value of all future claims is not possible.  As the Company was reconsidering its approach to estimating its asbestos liability during the

John Cash

Securities and Exchange Commission

September 14, 2015

2002-2004 time frame, the Company had extensive communications with the Commission staff regarding these matters.

Since 2003, the Company has conducted its annual legal review in essentially the same manner using the three components (i.e. pending claims, unasserted claims and litigation expenses) the Commission staff inquired about in its June 8 letter.  As part of its annual legal review, the Company performs a hindsight review (“hindsight review”), which includes an examination of its prior estimate of the value of unasserted claims compared to the estimated value of claims actually received.  For example, at the end of 2014, the Company compared the estimated value of claims actually received in 2014 to the estimated value of these unasserted claims from the annual legal reviews in 2011, 2012 and 2013.  As a general matter, the Year 1 estimates are far more accurate than the Years 2 and 3 estimates since the number of new claims and average cost per claim become much more difficult to predict two and three years into the future.

As the Company indicated in its July 7 response, over the past six years, the number of the Company’s new filings have ranged from a year-over-year increase of approximately 27% to a year-over-year decrease of approximately 46%.  The Company has also experienced variation in the average estimated cost per claim during this same period.  Taken together, the variation in both new claim filings and average cost per claim make it difficult to reasonably estimate the Company’s asbestos liability even within a three-year period, and the Company believes that the three-year timeframe for estimating its future asbestos liability is the longest period that can be reasonably estimated.  Overall, meaningful variances between the Company’s projections two and three years out and the estimated value of claims actually received in those years as demonstrated by the hindsight review are another significant reason why the Company has determined that longer time periods are not more appropriate to use in its annual legal review.  Additionally, the volatile nature of asbestos litigation (see discussion “Volatility of the Litigation” on pages 4-5 of the Company’s July 7 response) further supports the Company’s belief that it is unable to reasonably estimate its asbestos liability beyond three years.

Consistent with ASC 450-20-50-5, the Company has provided extensive disclosures in its annual filings on Form 10-K and quarterly filings on Form 10-Q about its asbestos liabilities, disclosures recognized by the American Institute of Certified Public Accountants as a useful example of current asbestos contingency reporting practices (Source: The 2013 edition of the AICPA’s U.S. GAAP Financial Statements Best Practices in Presentation and Disclosure).

•                  Why recording asbestos-related costs in the fourth quarter is appropriate.

Response: The Company conducts its annual legal review in connection with finalizing and reporting its year-end results.  As noted above, this review involves inside and outside legal specialists with substantial experience in the litigation.  The volume of the information accumulated and analyzed in connection with the annual legal review is substantial, and this process is most practicable to conduct at year-end, as disposition activities and cash expenditures associated with the Company’s asbestos liability are generally much heavier in

John Cash

Securities and Exchange Commission

September 14, 2015

the third and fourth quarters.  In fact, the Company’s annual legal review is highly dependent on the year-end data that materialize in the second half of the year.

While the Company assesses whether significant changes in trends or new developments warrant an earlier review, since the Company began conducting annual reviews in 2004, no factors have warranted a comprehensive review earlier than the fourth quarter.  The Company believes that events that may cause an earlier review would be those that could meaningfully change the national asbestos litigation environment, such as the adoption of federal asbestos reform legislation or a significant medical or scientific development that would change the basis upon which asbestos litigation claims are evaluated.  Overall, the timing of any asbestos reserve charge is aligned with the Company’s annual reporting process, and the fourth quarter charge has been consistently and clearly described in the footnotes to the Company’s financial statements to allow a reader of the financial statements to understand the impact of the reserve on the Company’s year-end results.

2. Please clarify for us what litigation expenses are included in your asbestos-related liability. In the first sentence of your response, you indicate your liability includes litigation expenses to resolve all pending lawsuits and unasserted claims you believe you will receive in the next three years. However, your response goes on to indicate your liability includes legal fees you will pay during the next three years. Please address this apparent discrepancy. Also, please tell us the average time periods generally needed to resolve/settle pending lawsuits and unasserted claims.

Response:  The litigation expenses included in our asbestos liability as of December 31, 2014, are the legal defense costs the Company estimates it will pay in 2015, 2016 and 2017.

The Company does not determine the average time period to resolve/settle pending lawsuits due to the fact that while many of these lawsuits have been outstanding for many years, others are resolved fairly quickly, and the Company believes that calculating an average would not provide relevant data. In regard to the unasserted claims, the Company cannot quantify an average “pending” period for claims not yet asserted.

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Owens-Illinois, Inc. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At this point in our communications, the Company would welcome the opportunity to discuss any remaining issues with the Staff. Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP if you would like to do so or if you have any further questions.

John Cash

Securities and Exchange Commission

September 14, 2015

Very truly yours,

/s/ John A. Haudrich
John A. Haudrich
Vice President and Acting Chief Financial Officer

cc:  Scott C. Herlihy, Latham & Watkins LLP